Exhibit  2

13. Information about the Offering and the Company

13.1 Summary Terms of the Offer [subject to finalization of terms]

Issuer	Elbit Systems Ltd.
Securities Offered	Up to NIS 900,000,000 par value of Series A Notes (approximately $241 million) (the "New Series A Notes" or the "New Notes").
Denomination	The New Series A Notes will be issued in NIS units, each in the principal amount of NIS 1,000.
Minimum Offering Price	NIS 1,029 per unit.
Principal Payment Dates of the New Series A Notes	Principal payable in 9 equal annual installments on June 30 of each of the years 2012 through 2020.
Final Maturity Date	June 30, 2020.
Interest Rate	4.84%.
Interest Payment Dates	Interest on the outstanding principal of the New Series A Notes is payable on June 30 and December 30 of each of the years 2012 through 2020.
Linkage	None.
Ranking	Unsecured debt.
Rating	Aa1 (on an Israeli local scale)
Early Redemption at the Company's Discretion	None.
Trading	We have applied to list the New Series A Notes for trading on the Tel Aviv Stock Exchange ("TASE").
Use of Proceeds
General corporate purposes and for our business development, including for research and development, marketing, acquisitions and the repayment of debt, all subject to the Company's decisions from time to time. We have not yet determined how we will use the net proceeds. See also section 13.4 below.

Governing Law	Israeli law and courts.
Trustee	Hermetic Trust (1975) Ltd.

The terms of the New Series A Notes offered by this shelf offering report would be similar to the terms of the Series A Notes which were previously issued by the Company in its first shelf offering report in June 2010 and which are currently traded on the TASE (the "Previous Series A Notes", and together with the New Series A Notes, the "Series A Notes"). The New Series A Notes would form a single series together with the Previous Series A Notes.

13.2 Risk Factors

You should carefully consider all of the information contained in and incorporated by reference into this shelf offering report and, in particular, the following risk factors when deciding whether to invest in the securities being offered.  Depending on the extent to which any of the following risks materializes, our business, financial condition, cash flow or results of operations could suffer, and the market price of our shares may be negatively affected. The risks below are not the only ones we face, and other risks currently not affecting our business or industry, or which are currently deemed insignificant, may arise.

General Risks Related to Our Business and Market

Our revenues depend on a continued level of government business. We derive most of our revenues directly or indirectly from government agencies, mainly the Israeli Ministry of Defense (IMOD), the U.S. Department of Defense (DOD) and defense ministries of certain other countries, pursuant to contracts awarded to us under defense-related programs. The funding of these programs is subject to government budgeting decisions affected by numerous factors, including geo-political events and macro-economic conditions that are beyond our control. Government spending under such contracts may cease or may be reduced, which would cause a negative effect on our revenues, results of operations, cash flow and financial condition.

The current worldwide economic and financial situation as well as reductions in U.S. and European defense expenditures may have a material adverse effect on our results. Over the past few years many of the world's economies and financial institutions have experienced a reduction in economic activity, a decline in asset prices, liquidity problems and limited availability of credit. Also, in recent years the U.S. and a number of European governments have reduced defense budgets. Such factors may result in a reduction in demand and downward pressure on pricing in some or all of our markets, which could adversely affect our business, results of operations and financial condition. The general economic and financial situation may: (i) cause the value of our investments in our pension plans to decrease, requiring us to increase our funding of those pension plans; (ii) result in a lower return and value on our assets; (iii) increase the cost or hinder our ability to finance future projects; and (iv) negatively impact our customers, which in turn could negatively impact our ability to collect accounts receivable.

Our contracts may be terminated for convenience of the customer. Our contracts with governments often contain provisions permitting termination for convenience of the customer. Our subcontracts with non-governmental prime contractors sometimes contain similar provisions. In a minority of these contracts, an early termination for convenience would not entitle us to reimbursement for all of our incurred contract costs or for a proportionate share of our fee or profit for work performed.

We depend on governmental approval of our exports. Our international sales as well as our international procurement of skilled human resources, technology and components depend largely on export license approvals from the governments of Israel, the U.S. and other countries. If we fail to obtain material approvals in the future, if material approvals previously obtained are revoked or expire and are not renewed or if government export policies change, our ability to sell our products and services to overseas customers and our ability to obtain goods and services essential to our business could be interrupted, resulting in a material adverse effect on our business, revenues, assets, liabilities and results of operations.

As a government contractor, we are subject to a number of procurement rules and regulations. We are required to comply with specific procurement rules and regulations, including those relating to cost accounting, anti-bribery, procurement integrity and others, which increase our performance and compliance costs. If these rules and regulations change, our costs of complying with them could increase and reduce our margins. In addition, failure to comply with these rules and regulations could result in reductions of the value of contracts, contract modifications or termination, and the assessment of penalties and fines, which could negatively impact our results of operations and financial condition. Failure to comply with these rules and regulations could also lead to suspension or debarment from government contracting or subcontracting for a period of time, which could have a negative impact on our results of operations, financial condition and reputation.

We depend on international operations. We expect that international sales will continue to account for a significant portion of our revenues for the foreseeable future. As a result, changes in international, political, economic or geographic events could result in significant shortfalls in orders or revenues. These shortfalls could cause our business, financial condition and results of operations to be harmed. In addition to the other risks from international operations set forth in these Risk Factors, some of the risks of doing business internationally include:

•	unexpected changes in regulatory requirements;

•	termination or non-renewal of export licenses;

•	changes in governmental defense budgets and national priorities;

•	imposition of tariffs and other barriers and restrictions;

•	burdens of complying with a variety of foreign laws;

•	political and economic instability; and

•	changes in diplomatic and trade relationships.

Some of these factors, such as the ability to obtain foreign government approvals, termination of export licenses and changes in diplomatic relationships, may be affected by Israel's overall political situation. In addition, the economic and political stability of the countries of our major customers and suppliers may impact our business.

We have risks related to our pension plans, which could impact our liquidity. Funding obligations for certain of our pension plans are impacted by the performance of the financial markets and interest rates. When interest rates are low, or if the financial markets do not provide long-term returns as expected, there is an increased likelihood we may be required to make additional contributions to these pension plans. Because of the volatility in the equity markets, our estimate of future contribution requirements can change dramatically in relatively short periods of time.

We face currency exchange risks. As more of our revenues are generated in currencies other than the U.S. dollar (which is the functional currency we use for financial reporting purposes), mainly in New Israeli Shekels (NIS), Great Britain Pounds (GBP) and Euros, we are subject to increasingly significant foreign currency risks. For example, we could be negatively affected by exchange rate changes during the period from the date we submit a price proposal until the date of contract award or until the date(s) of payment. Moreover, since a significant portion of our expenses is denominated in NIS, if we do not adequately hedge against exchange rate risks, our financial results could be adversely affected. Accordingly, our level of revenues and profits may be adversely affected by exchange rate fluctuations.

We operate in a competitive industry. The markets in which we participate are highly competitive and characterized by technological change. If we are unable to improve existing systems and products and develop new systems and technologies in order to meet evolving customer demands, our business could be adversely affected. In addition, our competitors could introduce new products with innovative capabilities, which could adversely affect our business. We compete with many large and mid-tier defense contractors on the basis of system performance, cost, overall value, delivery and reputation. Many of these competitors are larger and have greater resources than us, and therefore may be better positioned to take advantage of economies of scale and develop new technologies. Some of these competitors are also our suppliers in some programs.

Due to significant consolidation in our industry, we are more likely to compete with certain potential customers. As the number of companies in the defense industry has decreased in recent years, the market share of some prime contractors has increased. Some of these companies are vertically integrated with in-house capabilities similar to ours in certain areas. Thus, at times we could be seeking business from certain of these prime contractors, while at other times we could be in competition with some of them. Failure to maintain good business relations with these major contractors could negatively impact our future business.

We face risks of changes in costs under fixed-price contracts. Most of our contracts are fixed-price contracts, as opposed to cost-plus or cost-share type contracts. Generally, a fixed-price contract price is not adjusted as long as the work performed falls within the original contract scope. Therefore, under these contracts, we generally assume the risk that increased or unexpected costs may reduce profits or generate a loss. The risk can be particularly significant under a fixed-price contract involving research and development for new technology, where estimated gross profit or loss from long-term projects may change and such changes in estimated gross profit/loss are recorded on a cumulative catch-up basis. To the extent we underestimate the costs to be incurred in any fixed-price contract, we could experience a loss on the contract, which would have a negative effect on our results of operations, financial position and cash flow.

We face fluctuations in revenues and profit margins. The level of our revenues may fluctuate over different periods due to changes in pricing or sales volume or our mix of projects during any given period. Moreover, since certain of our project revenues are recognized in connection with achievement of specific performance milestones, we may experience significant fluctuations in year-to-year and quarter-to-quarter financial results. Similarly, our profit margins may vary significantly from project to project as a result of changes in estimated project gross profits that are recorded in results of operations on a cumulative catch-up basis pursuant to the percentage-of-completion accounting method. As a result, comparisons of our financial results for prior periods may not provide a reliable indicator of our future results. Moreover, our share price may be subject to significant fluctuation in response to period-to-period variations in our financial results.

Our backlog of projects under contract is subject to unexpected adjustments and cancellations. Our backlog includes revenue we expect to record in the future from signed contracts and certain other commitments. Many projects may remain in our backlog for an extended period of time because of the size or long-term nature of the contract. In addition, from time to time, projects are delayed, scaled back, stopped or cancelled for reasons beyond our control, which may adversely affect the revenue and profit that we ultimately receive from contracts reflected in our backlog.

We may experience production delays or liability if suppliers fail to make compliant or timely deliveries. The manufacturing process for some of our products largely consists of the assembly, integration and testing of purchased components. Some components are available from a small number of suppliers, and in a few cases we work with suppliers that are effectively our sole source. If a supplier stops delivery of such components, finding another source could result in added cost and manufacturing delays. Moreover, if our subcontractors fail to meet their design, delivery schedule or other obligations we could be held liable by our customers, and we may be unable to obtain full or partial recovery from our subcontractors for those liabilities. The foregoing risks could have a material adverse effect on our operating results. In addition, the current global economic situation could impair the ability of our suppliers to meet their obligations to us.

We may be affected by failures of our prime contractors. We often act as a subcontractor, and a failure of our prime contractor to meet its obligations may affect our ability to receive payments under our subcontract.

Undetected problems in our products could impair our financial results and give rise to potential product liability claims. If there are defects in the design, production or testing of our or our subcontractors' products and systems, including our products sold for public safety purposes in the homeland security area, we could face substantial repair, replacement or service costs and potential liability and damage to our reputation. Our efforts to implement appropriate design, testing and manufacturing processes for our products or systems may not be sufficient to prevent such occurrences, which could have a material adverse effect on our business, results of operations and financial condition.

Our future success depends on our ability to develop new offerings and technologies for our current and future markets. To achieve our business strategies and continue to grow our revenues and operating profits, we must successfully develop new, or adapt or modify our existing, offerings and technologies for our current core defense markets and our future markets, including adjacent and emerging markets. Accordingly, our future performance depends on a number of factors, including our ability to:

•	identify emerging technological trends in our current and future markets;

•	identify additional uses for our existing technology to address customer needs in our current or future markets;

•	develop and maintain competitive products and services for our current and future markets;

•	enhance our offerings by adding innovative features that differentiate our offerings from those of our competitors;

•	develop, manufacture and bring solutions to the market quickly at cost-effective prices;

•	develop working prototypes as a condition to receiving contract awards; or

•	effectively structure our business, through the use of joint ventures, teaming agreements and other forms of alliances, to reflect the competitive environment.

To remain competitive in the future, we believe we will need to invest significant financial resources to develop new, and adapt or modify our existing, offerings and technologies, including through internal research and development, acquisitions and joint ventures or other teaming arrangements. In addition, our customers more frequently require demonstration of working prototypes prior to awarding contracts for new programs. Expenditures for new, adapted or modified offerings and technologies and for production of prototypes could divert our attention and resources from other projects and may not ultimately lead to the timely development of new offerings and technologies or new contracts. Due to the design complexity of our products, we may experience delays in completing the development and introduction of new products. Any delays could result in increased costs and development, deflect resources from other projects or increase the risk that our competitors may develop competing technologies, which gain market acceptance in advance of our products. If we fail in our new product development efforts, or our products or services fail to achieve market acceptance more rapidly than our competitors, our ability to procure new contracts could be negatively impacted, which would negatively impact our results of operations and financial condition.

Our business depends on proprietary technology that may be infringed. Many of our systems and products depend on our proprietary technology for their success. Like other technology oriented companies, we rely on a combination of patents, trade secrets, copyrights and trademarks, together with non-disclosure agreements, contractual confidentiality clauses, including those in employment agreements, and technical measures to establish and protect proprietary rights in our products. Our ability to successfully protect our technology may be limited because:

•	some foreign countries may not protect proprietary rights as comprehensively as the laws of the United States and Israel;

•	detecting infringements and enforcing proprietary rights may be time consuming and costly, diverting management's attention and company resources;

•	measures such as non-disclosure agreements afford only limited protection;

•	unauthorized parties may copy aspects of our products or technologies to develop similar products or technologies or obtain and use information that we regard as proprietary;

•	our patents may expire, thus providing competitors access to the applicable technology;

•	competitors may independently develop products that are substantially equivalent or superior to our products or circumvent our intellectual property rights; and

•	competitors may register patents in technologies relevant to our business areas.

In addition, others may allege infringement claims against us. The cost of defending against infringement claims could be significant, regardless of whether the claims are valid. To the extent we are not successful in defending such claims, we may be prevented from the use or sale of certain of our products, subject to liabilities for damages and required to obtain licenses, which may not be available on reasonable terms, any of which may have a material adverse impact on our business, results of operation or financial condition.

Systems and information technology interruptions or cyber attacks could adversely impact our ability to operate. Our operations rely on computer, information and communications technology and related systems. From time to time, we may experience system interruptions and delays. If we are unable to continually add software and hardware, effectively upgrade our systems and network infrastructure and take other steps to improve the efficiency of and protect our systems, our operations could be interrupted or delayed. Our computer and communications systems and operations could be damaged or interrupted by natural disasters, telecommunications failures, acts of war, terrorism or similar events or disruptions. Any of these or other events could cause system interruption, delays and loss of critical data, or delay or stoppage of our operations, and adversely affect our operating results.

In addition, we face the threat to our computer systems of unauthorized access, computer hackers, computer viruses, malicious code, organized cyber attacks and other security problems and system disruptions. We have devoted and will continue to devote significant resources to the security of our computer systems, but they may still be vulnerable to these threats. A user who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in operations. As a result, we may be required to expend significant resources to protect against the threat of these system disruptions and security breaches or to alleviate problems caused by these disruptions and breaches. Any of these events could have a material adverse effect on our business, results of operations and financial condition.

We sometimes have risks relating to financing for our programs. A number of our major projects require us to arrange, or to provide, guarantees in connection with the customer's financing of the project. These include commitments by us as well as guarantees provided by financial institutions relating to advance payments received from customers. Customers typically have the right to drawdown against advance payment guarantees if we were to default under the applicable contract. In addition, some customers require that the payment period under the contract be extended for a number of years, sometimes beyond the period of contract performance. We may face difficulties in issuing guarantees or providing financing for our programs.

We are subject to buy-back obligations. A number of our international programs require us to meet "buy-back" obligations. Should we be unable to meet such obligations we may be subject to contractual penalties, and our chances of receiving further business from the applicable customers could be reduced or, in certain cases, eliminated.

We sometimes participate in risk-sharing contracts. We sometimes participate in "risk-sharing" type contracts, in which our non-recurring costs are only recoverable if there is a sufficient level of sales for the applicable product, which level of sales typically is not guaranteed. If sales do not occur at the level anticipated, we may not be able to recover our non-recurring costs under the contract.

We would be adversely affected if we are unable to retain key employees. Our success depends in part on key management, scientific and technical personnel and our continuing ability to attract and retain highly qualified personnel. There is competition for the services of such personnel. The loss of the services of key personnel, and the failure to attract highly qualified personnel in the future, may have a negative impact on our business. Moreover, our competitors may hire and gain access to the expertise of our former employees.

We may face labor relations disputes or not be able to amend collective bargaining agreements in a timely manner. A number of our subsidiaries in Israel and certain other countries are parties to collective bargaining agreements that cover a substantial number of our employees. These agreements contain a range of conditions that vary depending on the applicable company and are for various periods of time. Disputes with trade unions or other labor relations difficulties as well as failure to timely amend or extend collective bargaining agreements could lead to worker disputes, slow-downs, strikes and other measures, which could negatively impact our results of operations.

We face acquisition and integration risks. We have made in the past and plan to continue to make equity or asset acquisitions and investments in companies and technology ventures that we believe complement our business. Acquisitions typically involve a certain amount of risks and uncertainties such as:

•
the difficulty in integrating newly-acquired businesses and operations in an efficient and cost-effective manner and the risk that we encounter significant unanticipated costs or other problems associated with integration;

•
failure to meet the challenges of achieving strategic objectives, cost savings and other benefits expected from acquisitions could lead to impairment of intangible assets related to the acquired companies;

•	the risk that our markets do not evolve as anticipated and that the technologies acquired do not prove to be those needed to be successful in those markets;

•
the risk that we assume significant liabilities that exceed the enforceability or other limitations of applicable indemnification provisions, if any, or the financial resources of any indemnifying parties, including indemnity for regulatory compliance issues that may result in our incurring successor liability;

•	the potential loss of key employees of the acquired businesses;

•	the risk of diverting the attention of senior management from our existing operations; and

•	the risk that certain of our newly acquired operating subsidiaries in various countries could be subject to more restrictive regulations by the local authorities after our acquisition.

Our acquisitions are subject to governmental approvals. Most countries require local governmental approval of acquisitions of domestic defense businesses, which approval may be denied, or unfavorable conditions imposed, if the local government determines the acquisition is not in its national interest. We may also be unable to obtain antitrust approvals for certain acquisitions as our operations expand. Failure to obtain such governmental approvals could negatively impact our future business and prospects.

Our due diligence in acquisitions may not adequately cover all risks. There may be liabilities or risks that we fail to discover in performing due diligence investigations relating to businesses we have acquired or may acquire in the future. Examples of these liabilities include employee benefit contribution obligations, estimated costs to complete contracts, environmental liabilities, regulatory compliance liabilities or liabilities for infringement of third party intellectual property rights for which we, as a successor owner, may be responsible. Such risks may include changes in estimated costs to complete programs and estimated future revenues. In addition, there may be additional costs relating to acquisitions including, but not limited to, possible purchase price adjustments provided in the applicable acquisition agreement or impairment write downs, if the value of the acquired company were to decrease after the acquisition, or after follow-on investments in that company. Such liabilities could have a material adverse effect on our business, financial condition, results of operations or prospects. In addition, there may be situations in which our management determines, based on market conditions or other applicable considerations, to pursue an acquisition with limited due diligence or without performing any due diligence at all.

Our share price may be volatile and may decline. Numerous factors, some of which are beyond our control and unrelated to our operating performance or prospects, may cause the market price of our ordinary shares to fluctuate significantly. Factors affecting market price include, but are not limited to: (i) variations in our operating results and whether we have achieved our key business targets; (ii) sales or purchases of large blocks of stock; (iii) changes in securities analysts' earnings estimates or recommendations; (iv) differences between reported results and those expected by investors and securities analysts; and (v) changes in our business including announcements of new contracts by us or by our competitors. In the past, securities class action litigation has been instituted against companies following periods of volatility in the market price of their securities.

Other general factors and market conditions that could affect our stock price include changes in: (i) the market's perception of our business; (ii) the businesses, earnings estimates or market perceptions of our competitors or customers; (iii) the outlook for the defense industry; (iv) the general market or economic conditions unrelated to our performance; (v) the legislative or regulatory environment; (vi) government defense spending or appropriations; (vii) military or defense activities worldwide; (viii) the level of national or international hostilities; and (ix) the general geo-political environment.

We have risks related to our issuance of Previous Series A Notes under an Israeli debt offering. We face various risks relating to our issuance of Previous Series A Notes. The risks we face include our ability to generate sufficient cash flow to make payments on such Notes.

We have risks related to the inherent limitations of internal control systems. Despite our internal control measures, we may still be subject to financial reporting errors or even fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints and the benefit of controls must be relative to their costs. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Further, controls can be circumvented by individual acts of some persons by collusion of two or more persons or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and any design may fail to achieve its stated goals, under some or all future conditions. Over time, a control may be inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate. Because of inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Risks Related to Our Israeli Operations

Conditions in Israel may affect our operations. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity has led to security and economic problems for Israel. For a number of years there have been ongoing hostilities between Israel and the Palestinians including with the Islamic movement Hamas in the Gaza Strip, which have adversely affected the peace process and at times have negatively influenced Israel's economy as well as its relationship with several other countries. Israel also faces threats from Hezbollah militants in Lebanon, from the government of Iran and other potential threats from neighboring countries, some of whom have recently undergone or are undergoing significant political changes, including countries with common borders such as Egypt and Syria. In recent years there has also been a change in the relations between Israel and Turkey. These political, economic and military conditions in Israel could have a material adverse effect on our business, financial condition, results of operations and future growth.

Political relations could limit our ability to sell or buy internationally. We could be adversely affected by the interruption or reduction of trade between Israel and its trading partners. Some countries, companies and organizations continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. Foreign government defense export policies towards Israel could also make it more difficult for us to obtain the export authorizations necessary for our activities. Also, over the past several years there have been calls in Europe and elsewhere to reduce trade with Israel. There can be no assurance that restrictive laws, policies or practices directed towards Israel or Israeli businesses will not have an adverse impact on our business.

Reduction in Israeli government spending or changes in priorities for defense products may adversely affect our earnings. The Israeli government may reduce its expenditures for defense items or change its defense priorities in the coming years. There is no assurance that our programs will not be affected in the future if there is a reduction in Israeli government defense spending for our programs or a change in priorities to products other than ours.

Israel's economy may become unstable. Over the years, Israel's economy has been subject to periods of inflation, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. For these and other reasons, the government of Israel has intervened in the economy employing fiscal and monetary policies, import duties, foreign currency restrictions, controls of wages, prices and foreign currency exchange rates and regulations regarding the lending limits of Israeli banks to companies considered to be in an affiliated group. The Israeli government has periodically changed its policies in these areas. Reoccurrence of previous destabilizing factors could make it more difficult for us to operate our business as we have in the past and could adversely affect our business.

Changes in the U.S. dollar - NIS exchange rate. The exchange rate between the NIS and the U.S. dollar has fluctuated in recent years. For example, at the end of 2009, 2010 and 2011, the NIS/U.S. dollar exchange rate was 3.775, 3.549 and 3.821, respectively. This represented a strengthening of the NIS against the U.S. dollar of approximately 6% in 2010 and a devaluation of the NIS against the U.S. dollar of approximately 8% in 2011. During 2011, the NIS/U.S. dollar exchange rate fluctuated significantly. For example, at the end of each of the fiscal quarters of 2011, the exchange rate of the NIS against the U.S. dollar was 3.480, 3.415, 3.712 and 3.821, respectively. During the first two months of 2012, the NIS strengthened against the U.S. dollar by approximately 1%, and the NIS/U.S. dollar exchange rate as of February 29, 2012 was 3.766. While most of our sales and expenses are denominated in U.S. dollars, a significant portion of our expenses is paid in NIS, and most of our sales to customers in Israel are in NIS. Our primary expenses paid in NIS that are not linked to the dollar are employee expenses in Israel and lease payments on some of our Israeli facilities. As a result, if we do not hedge our position in NIS, a change in the value of the NIS compared to the dollar, which over the past year has undergone numerous fluctuations, could affect our research and development expenses, manufacturing labor costs and general and administrative expenses.

Israeli government programs and tax benefits may be terminated or reduced in the future. Elbit Systems and some of our Israeli subsidiaries participate in programs of the Israeli Office of the Chief Scientist (OCS) and the Israel Investment Center, for which we receive tax and other benefits as well as funding for the development of technologies and products. The benefits available under these programs depend on meeting specified conditions. If we fail to comply with these conditions, we may be required to pay additional taxes and penalties, make refunds and may be denied future benefits. From time to time, the government of Israel has discussed reducing or eliminating the benefits available under these programs, and therefore these benefits may not be available in the future at their current levels or at all.

Israeli law regulates acquisition of a controlling interest in Israeli defense industries. Israeli legislation regarding the domestic defense industry requires Israeli government approval of an acquisition of a 25% or more equity interest (or a smaller percentage that constitutes a "controlling interest") in companies such as Elbit Systems. This could limit the ability of a potential purchaser to acquire a significant interest in our shares.

Israel has stringent export control regulations. In recent years the Israeli government adopted laws and regulations regarding enhanced defense export controls and the export of "dual use" items (items that are typically sold in the commercial market but that may also be used in the defense market). If government approvals required under these laws and regulations are not obtained, including revocation of or failure to renew authorizations previously granted, our ability to export our products from Israel could be negatively impacted, thus causing a reduction in our revenues and a potential material negative impact on our financial results.

We may rely on certain Israel "home country" corporate governance practices which may not afford stockholders the same protection afforded to shareholders of U.S. companies. As a foreign private issuer for purposes of U.S. securities laws, Nasdaq rules allow us to follow certain Israeli "home country" corporate governance practices in lieu of the corresponding Nasdaq corporate governance rules. Such home country practices may not afford shareholders the same level of rights or protections in certain matters as those of shareholders of U.S. domestic companies. In September 2011, we notified Nasdaq of our intent to follow Israeli home country practice in connection with an amendment to our 2007 Stock Option Plan, which was approved by our board of directors as permitted by Israeli law without approval by our shareholders. To the extent we are entitled to elect to follow Israeli law and practice rather than corresponding U.S. law or practice, such as with regard to the requirement for shareholder approval of changes to stock option plans, our shareholders may not be afforded the same level of rights they would have under U.S. practice.

Many of our employees and some of our officers are obligated to perform military reserve duty in Israel. Generally, Israeli adult male citizens and permanent residents are obligated to perform annual military reserve duty up to a specified age. They also may be called to active duty at any time under emergency circumstances, which could have a disruptive impact on our workforce.

It may be difficult to enforce a non-Israeli judgment against us, our officers and directors. We are incorporated in Israel. Most of our executive officers and directors are not residents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce against us or any of those persons in an Israeli court a U.S. court judgment based on the civil liability provisions of the U.S. federal securities laws. It may also be difficult to effect service of process on these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to enforce civil liabilities under U.S. federal securities laws in original actions filed in Israel.

RISKS RELATED TO THE NEW SERIES A NOTES OFFERED BY THIS SHELF OFFERING REPORT

We believe that the occurrence of any one or some combination of the following factors could have a material adverse effect on New Series A Notes offered by this shelf offering report.

Our New Series A Notes will be unsecured and will be effectively subordinated to our existing and future secured indebtedness.

Our New Series A Notes will be unsecured and will be effectively subordinated to any existing and future secured indebtedness we may have. Therefore, the rights of our creditors, including the holders of the New Series A Notes, to participate in our assets upon liquidation or reorganization, will be subject to the prior claims of our secured creditors.

We may not be able to generate sufficient cash flow to make payments under the New Series A Notes.

Our ability to make payments on our indebtedness, including the New Series A Notes being offered by this shelf offering report, will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

In case any of the factors beyond our control will change, we cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. A significant reduction in operating cash flow would likely increase the need for alternative sources of liquidity. If we are unable to generate sufficient cash flow to make payments on the New Series A Notes or our other indebtedness, we will have to pursue one or more alternatives, such as reducing our operating expenses, reducing or delaying capital expenditures, refinancing the New Series A Notes or such other indebtedness, or raising funds through the issuance of equity. We cannot assure you that any of these alternatives could be accomplished on satisfactory terms or that they would yield sufficient funds to repay the New Series A Notes and our other indebtedness.

Although we expect to list the New Series A Notes on the TASE, there are restrictions on your ability to transfer or resell the New Series A Notes in the United States without registration under applicable U.S. federal and state securities laws.

The New Series A Notes being offered by this shelf offering report are being offered and sold in Israel pursuant to an exemption from registration under U.S. federal and applicable state securities laws. Therefore, you may transfer or resell the New Series A Notes in the United States only in a transaction registered under or exempt from the registration requirements of the U.S. federal and applicable state securities laws.

 We cannot assure you that there will be an active or liquid trading market for the New Series A Notes, which could make it more difficult for you to sell your New Series A Notes and could affect adversely the price of your New Series A Notes.

The Previous Series A Notes are traded on the TASE. We cannot assure you that there will be an active or liquid trading market for the Series A Notes. The liquidity of the trading market in the Series A Notes, and the market price quoted for the Series A Notes, may be affected adversely by changes in the overall market for such types of securities, by prevailing interest rates in the market, by fluctuations in the exchange rate between the NIS and the U.S. dollar, by the time remaining to the maturity of the Series A Notes, by the amount outstanding of such Series A Notes and by changes in our financial performance or prospects or in the prospects for companies in the industry in which we operate. As a result, we cannot assure you that there will be an active trading market for the Series A Notes.

The New Series A Notes do not contain many restrictive covenants, and there is limited protection in the event of a change of control.

The New Series A Notes do not contain restrictive covenants that would protect you from several kinds of transactions that may adversely affect you. In particular, the New Series A Notes do not contain covenants that limit our ability to pay dividends or make distributions on or redeem our ordinary shares or limit our ability to incur additional debt and, therefore, protect you in the event of a highly leveraged transaction or other similar transaction. In addition, there is no requirement that we offer to repurchase the New Series A Notes upon a change of control. Accordingly, we could enter into certain transactions, such as acquisitions, refinancings or recapitalizations, that could affect our capital structure and the value of our New Series A Notes that would constitute a change of control.

A downgrade, suspension or withdrawal of the rating assigned by a rating agency to the Series A Notes could cause the liquidity or market value of the Series A Notes to decline significantly.

A rating of "Aa1" (on a local scale) was reaffirmed by Midroog Ltd., an Israeli rating agency, to the Previous Series A Notes and to the New Series A Notes.

We cannot assure you that such rating will remain for any given period of time or that the rating will not be lowered or withdrawn entirely by Midroog Ltd. or any other rating agency if in such rating agency’s judgment future circumstances relating to the basis of the rating, such as adverse changes in our business, so warrant.

13.3 Ratio of Earnings to Fixed Charges

The following table sets forth our ratio of earnings to fixed charges for continuing operations on a historical basis for the periods indicated:

	Year Ended December 31
	2011	2010	2009	2008	2007
Ratio of earnings to fixed charges (1)	6.4	12.8	16.4	10.3	4.1

(1) Our ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. “Earnings” consist of income from continuing operations before income taxes and before provision for minority interests (excluding equity in net earnings of affiliates), plus Fixed Charges and distributed income in equity investments. "Fixed Charges" consists of interest expense on short-term loans, long-term loans and Previous Series A Notes and an estimated interest factor within our rental expense.

13.4 Use of Proceeds

The net proceeds from the offering, after deduction of the arranger’s fees and other expenses, discounts (if applicable) and commissions of the offering, are expected to be approximately NIS 918 million.

We intend to use the net proceeds from any offering for general corporate purposes and for our business development, including for research and development, marketing, acquisitions and the repayment of debt, all subject to the Company's decisions from time to time.  We have not yet determined how we will use the net proceeds.

Until used by us, as aforementioned, the proceeds of any offering will be invested by us, at our discretion, in non-speculative investments, including, but not limited to, interest bearing monetary deposits, foreign currency deposits, bonds bearing a credit rating of not less than AA (on a local Israeli rating) or its international equivalent credit rating and similar investments. For the purpose of the foregoing, investment in equity securities, instruments linked to equity securities or to indexes of equity securities or options on securities or in derivative instruments will not be deemed non-speculative investments.

13.5 Capitalization and Indebtedness

The following table sets forth our capitalization as of December 31, 2011 (i) on an actual basis; and (ii) as adjusted to reflect the sale of the New Series A Notes and the receipt by us of the net proceeds therefrom after deducting the estimated offering expenses, assuming for this purpose that we will sell New Series A Notes in the aggregate principal amount of approximately NIS 900,000,000.

This information should be read in conjunction with the consolidated financial statements and notes thereto and other financial information included in our annual report on Form 20-F for the year ended December 31, 2011which is incorporated by reference into this shelf offering report.

	As of December 31, 2011 (U.S. dollars in millions)
	Actual	As Adjusted for the Offering (1)
		(unaudited)
Cash, cash equivalents, short-term bank deposits and marketable securities	$(224.3)	$(464.6)

Long-term loans (including current maturities)	403.3	403.3

Previous Series A Notes (including current maturities)	264.9	264.9

New Series A Notes	-	242.4

Total Net Debt*	$443.9	$446.0

Elbit Systems shareholders’ equity:

Ordinary shares of NIS 1 par value: authorized 80,000,000 shares; issued 43,257,077 shares and outstanding 42,607,788 shares	12.1	12.1

Additional paid-in capital	232.4	232.4

Treasury shares 649,289 shares	(14.4)	(14.4)

Accumulated other comprehensive loss	(56.2)	(56.2)

Retained earnings	724.5	724.5

Total Elbit Systems shareholders’ equity	$898.3	$898.3

Non – Controlling Interest	29.4	29.4

Total Equity	927.7	927.7

Total capitalization	$1,371.6	$1,373.7

(1) The translation from NIS into U.S. dollar of the aggregate principal amount of the New Series A Notes and the net proceeds from the offering of the New Series A Notes has been made at the representative rate of exchange of the NIS to the U.S. dollar, as published by the Bank of Israel, for December 31, 2011 (NIS 3.821= $1.00). The representative rate of exchange of the NIS to the U.S. dollar, as published by the Bank of Israel for March 26, 2012, was NIS 3.734 = $1.00.

* The Total Net Debt does not take into account a $120 million long term loan the Company received in the first quarter of 2012 from an Israeli institutional investor.

13.6 Expenses of the Offering

The aggregate amount that we will pay for arrangement fees and our other commissions, discounts (if applicable) and expenses in connection with this offering is approximately NIS 7.8 million.

13.7 Incorporation of Certain Information by Reference

We are allowed to "incorporate by reference" the information we file with the Israel Securities Authority (ISA) on the Magna system, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this shelf offering report and the Shelf Prospectus. We incorporate by reference the documents listed below:

(A)	Our Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with both the SEC and with the ISA on the Magna system on March 14, 2012; and

(B)	Our reports on Form 6-K submitted with the SEC on March 14, 2012 and on March 20, 2012. The attachments to these Form 6-K's have also been filed with the ISA on the Magna system.

As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies between the documents and this shelf offering report or the Shelf Prospectus, you should rely on the statements made in the most recent document. All information appearing in this shelf offering report or the Shelf Prospectus is qualified in its entirety by the additional information and the financial statements, including the notes thereto, contained in the documents incorporated by reference herein.

13.8 Legal Matters

Certain legal matters with respect to the offering of the New Series A Notes are being passed upon for us by Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.